[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 14, 2017

Keith A. Gregory

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Cushing® Mutual Funds Trust Cushing® MLP Infrastructure Fund Registration Statement on Form N-14 (File No. 333-220520)

Dear Mr. Gregory:

Thank you for your comments received November 7, 2017 regarding Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-14 (the “Registration Statement”) filed by Cushing® Mutual Funds Trust (the “Trust”), on behalf of its series Cushing® MLP Infrastructure Fund (the “Successor Fund”) related to the reorganization (the “Reorganization”) of The Cushing® MLP Infrastructure Fund I (the “Predecessor Fund”) with and into the Successor Fund, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2017. On behalf of the Trust, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement. The numbering of comments and responses below correspond to the numbering of comments and responses in our response letter filed in connection with the filing of the Amendment on October 31, 2017.

Accounting Comments

Comment 5	Revise the description of the fee waiver/expense reimbursement to delete references to waivers of management fees and refer only to waiver or reimbursement of expenses in the footnote to the Fee Table and throughout the Registration Statement.

Response	The disclosure has been revised as requested.

Comment 7	Review the Expense Example for the Predecessor Fund and revise as necessary to reflect the effects of the fee waiver only for such periods during which the waiver is in effect.

Response	The Expense Example for the Predecessor Fund has been revised.

Securities and Exchange Commission

November 14, 2017

General Disclosure Comments

Comment 13	Confirm supplementaly that the Fund will not sell securities until after closing of the Reorganization and the Trust’s Registration Statement on Form N-1A (the “N-1A”) becomes effective.

Response	The Trust confirms that the Fund will not sell securities pursuant to the N-1A until after the closing of the Reorganization and the N-1A becomes effective.

Comment 15	Portions of the filing are incomplete. Please update or complete all blank and bracketed items.

Response	The Trust notes the comment and has completed blank or bracketed items throughout the Registration Statement.

Comment 17	We note that some of our comments herein reference the N-1A. Please apply all relevant comments received with respect to the Registration Statement to the N-1A and apply all relevant comments received with respect to the N-1A to the Registration Statement.

Response	The Trust notes the comment and has made conforming changes where appropriate throughout the Registration Statement and the N-1A.

Proxy Statement/Prospectus

Comment 30	Disclosure in the Overview section indicates that based on information available to the Predecessor Fund, the Predecessor Fund does not expect Predecessor Fund unitholders to recognize taxable gain or loss as a result of the Reorganization. In the Overview section under the headings “What are the federal income tax consequences of the Reorganization?” and “Has the Board of the Predecessor Fund and Successor Fund approved the proposed Reorganization?” and in the Prospectus under the heading “Taxation,” we believe that you are describing tax consequences that are material to an investor and making a representation as to tax consequences as set forth in the Registration Statement. Accordingly, please provide a tax opinion relating to the Reorganization and describe the elements of such opinion in the Registration Statement. See Item 16 of Form N-14, sub item 12; Dear Registrant Letter dated February 15, 1996; Division of Corporate Finance, Staff Legal Bulletin No. 19 (October 14, 2011). We note that Staff Legal Bulletin No. 19 also provides for tax opinions where the opinion may be subject to some uncertainty.

We note your reference in your response letter to various N-14 filings by Van Eck Market Vectors Trust, relating to mergers of HOLDRs depositary trusts into regulated investment companies pursuant to Section 351 of the Code where no tax opinion was provided; however, we do not believe that these filings are relevant. First, they involve reorganizations between a depositary trust and a RIC. Second we note that a legal opinion was provided in Forum Funds, Registration Statement on Form N-14, File No. 333-49565 (May 5, 1998), which involved a reorganization pursuant to Section 351 of the Code where a partnership merged into a RIC.

Please note that we will not accelerate the effectiveness of the Registration Statement without a tax opinion and related disclosure in the Registration Statement.

Securities and Exchange Commission

November 14, 2017

Response	To Trust will receive a tax opinion. The Trust has included an undertaking in the Registration Statement to file, by post-effective amendment, a copy of the tax opinion, within a reasonable time after the closing of the Reorganization, and has included corresponding disclosure in the Registration Statement.

Comment 35	Under the heading “Overview – Has the Board of the Predecessor Fund approved the proposed Reorganization?” please include disclosure concerning taxability to unitholders of deemed distributions if this was considered by the Board of Trustees with respect to the Reorganization.

Response	The Trust has reviewed the disclosure regarding the considerations of the Board of Trustees and respectfully submits that the disclosure adequately describes the considerations of the Board of Trustees.

Comment 57	Please consider, for completeness, under the heading “Redemption Procedures,” conforming your disclosure to the requirements of Item 11(c)(7) of Form N-1A. For example, please consider disclosing the typical number of days within which the Successor Fund intends to pay redemption procedures for each method of payment described in that section.

Response	The Trust notes that such information is contained in the N-1A prospectus, which is incorporated by reference in and will accompany the proxy statement/prospectus. The Trust also notes that a cross reference to such disclosure is in the N-1A prospectus under the heading “Redemption Procedures” in the Proxy Statement/Prospectus. In light of such information being incorporated by reference, the Trust respectfully submits that additional disclosure is not necessary.

Comment 63	Include a comparison of principal investment strategies and risks with respect to investments in debt securities and derivative transactions.

Response	The requested disclosure has been included with respect to debt securities. With respect to derivative transactions, investment in derivative securities is not a principal investment strategy of the Funds. The definition of MLP Investments as used in the Successor Fund’s 80% test has been revised to remove securities that are derivatives of interests in MLPs from such definition.

Comment 65	Please disclose any differences in concentration policy between the Funds in the comparison of investment objectives and strategies.

Response	The requested disclosure has been added.

Comment 71	Please include the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response	The requested disclosure has been added.

Securities and Exchange Commission

November 14, 2017

Comment 100	The summary of the Agreement and Plan of Reorganization (the “Plan”) should not be qualified in its entirety by reference to a copy of the Plan attached as an Appendix to the proxy statement/prospectus. All material terms of the Plan are required to be disclosed. Please delete this qualification and review the disclosure to ensure that all material terms of the Plan are disclosed. Please confirm supplementally that all material terms of the plan have been disclosed in the proxy statement/prospectus.

Response	The disclosure has been revised as requested. The Trust confirms that all material terms of the plan have been disclosed in the proxy statement/prospectus.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy